FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of December 1, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                         Form 20-F   x       Form 40-F
                                   -----               -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                             Yes                 No      x
                                   -----               -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . -

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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its has completed the sale of Dalmine Energie participation to E.ON.


   Tenaris Completes Sale of Dalmine Energie Participation to E.ON

    LUXEMBOURG--(BUSINESS WIRE)--Dec. 1, 2006--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) announced today that it has completed the sale of a 75% participation in Dalmine Energie, its Italian energy supply business, to E.ON Sales and Trading GmbH (EST), a wholly-owned subsidiary of E.ON Energie A.G. and an indirect subsidiary of E.ON A.G. EST paid a total of EUR 46.5 million (approximately US$61 million) for the participation, implying a total enterprise value for Dalmine Energie of EUR 79.5 million (approximately US$104 million).

    Dalmine Energie began operations in 2000 following the partial deregulation of the Italian energy sector and initially supplied energy to Tenaris's Dalmine seamless pipe mill and to other users in Northern Italy. Since then, it has grown rapidly and has become one of Italy's largest independent energy wholesalers. In 2005, the enterprise sold 3 TWh of electricity and about 1,000 million cubic meters of gas to about 1,100 industrial and business customers including Tenaris.

    Tenaris is the world's leading manufacturer of tubular products and services for the oil and gas industry and a leading supplier of tubular products and services used in process and power plants and in specialized industrial and automotive applications.

    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: December 1, 2006



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary